UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08032324

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2007 (MM/DD/YY) AND ENDING 4/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah W. Mertz - CFO 314-997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 11 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive 10th Floor (Address) St. Louis (City) Missouri (State) 63101 (Zip Code)

SEC Mail Processing Section
JUN 25 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Ferry, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2011
Commission # 07459046

Signature

Chairman & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. GLYNN & CO.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2008
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of J.A. Glynn & Co. as of April 30, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Anders Minkler & Diehl LLP

June 16, 2008

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

J.A. Glynn & Co.

STATEMENT OF FINANCIAL CONDITION

April 30, 2008

ASSETS

Cash and cash equivalents	$ 2,177,775
Deposits with clearing and other organizations	160,000
Receivables from customers	440,239
Securities owned, at market value:	
Corporate bonds	632,117
Stocks	67,170
Property and equipment, at cost less accumulated depreciation of $548,561	200,004
Deferred tax asset	101,000
Notes receivable	444,925
Other assets	529,604
Total Assets	$ 4,752,834

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 8,676
Securities sold, not yet purchased, at market value	11,061
Accounts payable and accrued expenses	227,220
Income taxes payable	2,787
Total Liabilities	249,744
Stockholders' equity:	
Common stock, $1 par value:	
Authorized - 30,000 shares	
Issued - 1,030 shares	1,030
Additional paid-in capital	610,875
Retained earnings	3,891,185
Total Stockholders' Equity	4,503,090
Total Liabilities and Stockholders' Equity	$ 4,752,834

J.A. Glynn & Co.

STATEMENT OF OPERATIONS

For The Year Ended April 30, 2008

REVENUES	
Commissions	$ 917,901
Trading gains and losses	58,664
Management and investment advisory fees	3,033,347
Interest and dividends	360,775
Other	41,043
	4,411,730
EXPENSES	
Employee compensation and benefits	2,648,336
Floor brokerage and other exchange expenses	288,503
Occupancy and equipment expense	242,777
Interest expense	193,709
Communications and data processing	265,671
Other operating expenses	768,737
	4,407,733
INCOME BEFORE INCOME TAXES	3,997
PROVISION FOR INCOME TAXES	30,600
NET LOSS	$ (26,603)

J.A. Glynn & Co.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended April 30, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, May 1, 2007	$ 1,030	$ 610,875	$ 3,917,788	$ 4,529,693
Net loss	-	-	(26,603)	(26,603)
Balance, April 30, 2008	$ 1,030	$ 610,875	$ 3,891,185	$ 4,503,090

J.A. Glynn & Co.
STATEMENT OF CASH FLOWS
For The Year Ended April 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(26,603)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		51,758
Loss on disposal of equipment		529
Deferred income taxes		23,000
Changes in assets and liabilities:		
Deposits with clearing organizations		247,413
Receivables from customers		(66,062)
Net change in securities owned		(257,207)
Refundable income taxes		14,100
Other assets		(7,714)
Payable to broker-dealers and clearing organizations		(77,211)
Securities sold, not yet purchased		11,061
Payable to customers		(209,589)
Accounts payable and accrued expenses		(1,361,196)
Income taxes payable		2,787
Net Cash Used in Operating Activities		(1,654,934)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(28,584)
Advances on notes receivable, net		(81,136)
Net Cash Used in Investing Activities		(109,720)
DECREASE IN CASH AND CASH EQUIVALENTS		(1,764,654)
CASH AND CASH EQUIVALENTS, Beginning of year		3,942,429
CASH AND CASH EQUIVALENTS, End of year	$	2,177,775

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	193,725
Income taxes		2,336

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J.A. Glynn & Co. (the "Company"), founded in 1945, is a registered securities broker-dealer and investment advisory firm. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Nature of Operations

The Company offers a variety of investment services such as financial advisory, security transactions, trading, and portfolio evaluation.

In May 2007 the Company became a fully-disclosed broker-dealer and entered into an agreement with Pershing LLC (Pershing) to hold all securities and clear all trades. In accordance with the clearing agreement, the Company is required to maintain a minimum deposit of $100,000 in cash, securities, or combination of both, with Pershing. Pershing also provides credit to the Company at the Federal Funds Rate plus 1 percent. The amount of credit provided is limited to certain inventory and net capital requirements.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Cash and cash equivalents are maintained at high credit quality financial institutions; however, the Company maintains certain account balances in excess of federally insured limits.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of short-term market movements. These securities consist of debt and marketable equity securities that are stated at market value. Gains and losses, both realized and unrealized, are included in trading gains and losses.

The Company records securities transactions and related revenues and expenses on a trade date basis. Prior to May 1, 2007, the Company reported these transactions on a settlement date basis. Both methods are acceptable practices in the industry. The Company made the change to simplify regulatory reporting requirements related to securities. The effect of the change in accounting principle was not material to the financial statements taken as whole. Securities are stated at market value determined by the last sale or bid price at reporting date.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized using the straight-line method applied over the useful lives of the assets, which range from 3 to 15 years.

Advertising

Advertising costs, which totaled $171,929 for the year ended April 30, 2008, are expensed as incurred and included in other operating expenses.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Recent Accounting Pronouncement

In July 2006 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for the Company on May 1, 2008. The Company is currently determining the impact FIN 48 will have on its financial statements.

B. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital", as those terms are defined by the rules. At April 30, 2008, the Company's net capital was $2,908,927 while required net capital was $250,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at April 30, 2008.

C. LINES OF CREDIT

The Company has a secured line of credit agreement expiring February 6, 2009, which provides for borrowings up to $4 million at 2 percent over the LIBOR - one month rate, which was 2.8 percent at April 30, 2008. This line of credit is collateralized by accounts receivable and the personal guarantee of the majority stockholder.

The Company has a Brokerage Credit Agreement, due on demand, which provides for borrowings up to $5 million or a lesser amount, as defined in the Brokerage Credit Agreement. This line of credit bears interest at the bank's Daily Cost of Funds rate (2.4 percent at April 30, 2008) plus one percent. This line of credit is collateralized by eligible securities, as defined.

At April 30, 2008, no amounts were outstanding under either credit agreement.

D. RETIREMENT PLAN

The Company has a contributory retirement savings plan under section 401(k) of the Internal Revenue Code that covers substantially all employees. The Company's matching contribution to the plan for the year ended April 30, 2008 totaled approximately $16,000.

E. RELATED PARTY TRANSACTIONS

The Company leases its office space from the majority stockholder of the Company. Payments are $16,667 per month through January 31, 2011. The lease includes a renewal option for three additional three-year periods with scheduled payment increases. Certain other costs associated with the office space including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company. Lease expense included in occupancy and equipment expense totaled $182,004 for the year ended April 30, 2008 (Note H).

Notes receivable includes an amount due from a stockholder related to the purchase of 100 shares of the Company's common stock by the stockholder. The note is due in annual installments of $72,322 through April 30, 2009 with the remaining balance due April 30, 2010. The note bears annual interest at 5 percent.

Notes receivable also includes a loan to an employee. Payment of this note is contingent on satisfying certain terms of an employment agreement. The balance of this note is approximately $62,500 and bears interest at 4.84 percent. Principal and accrued interest are due on June 21, 2008 if the employee fails to satisfy terms of the employment agreement.

F. CONCENTRATIONS

For the year ended April 30, 2008, one customer accounted for 11 percent of revenue and three customers accounted for 41 percent of receivables at April 30, 2008.

G. INCOME TAXES

The income tax provision for the year ended April 30, 2008 consists of the following:

Current	$ 7,600
Deferred	23,000
Total Provision	$ 30,600

Deferred income taxes are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized.

Deferred income taxes result from timing differences between the recognition of depreciation for income tax reporting purposes and financial reporting purposes, from the recognition of certain fees for tax purposes that have not been included for financial reporting purposes, and from certain expenses that are included for financial reporting purposes but not included for income tax purposes.

The income tax provision also varies from the amount that would be obtained from applying the statutory income tax rates to income before taxes because certain items that are included for financial reporting purposes are not allowable for income tax purposes.

J.A. Glynn & Co.
NOTES TO FINANCIAL STATEMENTS
April 30, 2008

H. OPERATING LEASES

The Company leases an automobile under a non-cancelable operating lease. Payments are $1,217 per month through January 2009. Lease expense was $16,120 for the year ended April 30, 2008.

Minimum future lease payments, including the related party office lease, under non-cancelable operating leases as of April 30, 2008 are as follows:

Year ending April 30,		
2009	$	210,957
2010		200,004
2011		150,003
	$	560,964

END